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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 5


                                       TO

                                 SCHEDULE 13E-3

                       (RULE 13E-3 TRANSACTION STATEMENT

                        PURSUANT TO SECTION 13(E) OF THE

                        SECURITIES EXCHANGE ACT OF 1934)
                            ------------------------

                            DAVCO RESTAURANTS, INC.

                              (Name of the Issuer)

                            DAVCO RESTAURANTS, INC.

                         DAVCO ACQUISITION HOLDING INC.

                             DAVCO MERGER SUB INC.

                               RONALD D. KIRSTIEN

                                HARVEY ROTHSTEIN

                         CITICORP VENTURE CAPITAL, LTD.

                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE

                         (Title of Class of Securities)

                                  238 330 10 4

                     (CUSIP Number of Class of Securities)

             G. DANIEL O'DONNELL, ESQ.                               JOSHUA N. KORFF, ESQ.
               DECHERT PRICE & RHOADS                                   KIRKLAND & ELLIS
                BELL ATLANTIC TOWER                                     CITICORP CENTER
                  1717 ARCH STREET                                    153 EAST 53RD STREET
          PHILADELPHIA, PENNSYLVANIA 19103                          NEW YORK, NEW YORK 10022
                   (215) 994-4000                                        (212) 446-4800

      (Name, Address and Telephone Number of Persons Authorized to Receive

      Notices and Communications on Behalf of Person(s) Filing Statement)
                         ------------------------------

This statement is filed in connection with (check the appropriate box):

    a. /X/ The filing of solicitation materials on an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

    b. / / The filing of a registration statement under the Securities Act of 1933.

    c. / / A tender offer.

    d. / / None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: / /

                           CALCULATION OF FILING FEE

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TRANSACTION VALUATION(1)                              AMOUNT OF FILING FEE(2)
$119,143,300                                          $23,829
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(1) For purposes of calculation of the filing fee only. Assumes the purchase, at a purchase price of $20.00 per share of Common Stock, of 5,957,165 shares of Common Stock of the Issuer, representing all of such Common Stock outstanding on a fully diluted basis (assuming the exercise of options and warrants to acquire shares of Common Stock and excluding shares of Common Stock owned by DavCo Acquisition Holding Inc.). The above calculation is based on the most recent publicly available data for the Issuer.

(2) The amount of the filing fee equals 1/50(th) of 1% of the transaction value.

/X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing

AMOUNT PREVIOUSLY PAID: $23,829                       FILING PARTY: DavCo Restaurants, Inc.
FORM OR REGISTRATION NO.: Preliminary Proxy           DATE FILED: November 19, 1997
  Statement

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                                  INTRODUCTION


    This Amendment No. 5 amends and restates the Rule 13E-3 Transaction Statement on Schedule 13E-3 which was filed with the Securities and Exchange Commission (the "Commission") on November 19, 1997, and amended on January 15, 1998, February 4, 1998, February 18, 1998 and February 20, 1998, on behalf of DavCo Restaurants, Inc., a Delaware corporation (the "Company"), DavCo Acquisition Holding Inc., a Delaware corporation ("DAC"), DavCo Merger Sub Inc., a Delaware corporation ("DAC SUB"), Ronald D. Kirstien, Harvey Rothstein and Citicorp Venture Capital, Ltd., with respect to a merger pursuant to which DAC SUB was merged with and into the Company (the "Merger") and the Company, as the surviving corporation in the Merger, became a wholly-owned subsidiary of DAC. Mr. Kirstien is the President, Chief Executive Officer and Chairman of the Board of the Company, and is the President and a director of DAC and DAC SUB. Mr. Rothstein is the Executive Vice President and a director of the Company, and is Vice President, Secretary and a director of DAC and DAC SUB.



    The Merger became effective on April 1, 1998, and was consummated pursuant to the terms of an Amended and Restated Agreement and Plan of Merger dated as of October 21, 1997 (the "Merger Agreement") among the Company, DAC and DAC SUB. Consummation of the Merger was announced by the Company in a press release dated as of April 3, 1998, a copy of which is included as Exhibit (d)(7) hereto. At the Special Meeting (the "Special Meeting") of Stockholders of the Company held on March 24, 1998, holders of over a majority of the outstanding shares of the Company's common stock entitled to vote adopted the Merger Agreement and approved the Merger as required under Delaware law. As required by the Company's Restated Certificate of Incorporation and the Merger Agreement, a majority of the shares voted at the Special Meeting by Stockholders of the Company other than the "Affiliated Stockholders" (as defined in the Merger Agreement) and their affiliates and associates were voted to adopt the Merger Agreement and approve the Merger. The Company announced the results of the stockholder vote at the Special Meeting in a press release dated as of March 24, 1998, a copy of which is included as Exhibit (d)(6) hereto.



    Pursuant to Rule 13-e-3(d)(3) under the Securities and Exchange Act of 1934, as amended, this Amendment No. 5 is the final amendment to Schedule 13E-3.



    The following cross-reference sheet is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location of the information required by Schedule 13E-3 in the definitive Proxy Statement of the Company previously filed as Exhibit (d)(3) hereto. The information set forth in the definitive Proxy Statement, including all annexes, schedules and exhibits thereto, is hereby expressly incorporated by reference as set forth in the following cross-reference sheet and in the responses to each item of this
Schedule 13E-3, and such responses are qualified in their entirety by the provisions of the definitive Proxy Statement. The cross-reference sheet indicates the caption in the definitive Proxy Statement under which the responses are incorporated herein by reference. If any such item is inapplicable or the answer thereto is in the negative and is omitted from the definitive Proxy Statement, it is so indicated in the cross-reference sheet. As indicated below, certain exhibits previously filed with the Commission as part of the
Schedule 13E-3, Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 are omitted from this Amendment No. 5.

                             CROSS REFERENCE SHEET
              PURSUANT TO GENERAL INSTRUCTION F TO SCHEDULE 13E-3

                                                    ALL REFERENCES ARE TO PORTIONS OF
           SCHEDULE 13E-3 ITEM                        THE PROXY STATEMENT WHICH ARE
           NUMBER AND CAPTION                        INCORPORATED HEREIN BY REFERENCE
           ---------------------------  ----------------------------------------------------------
       1.  Issuer and Class of
           Security Subject to the
           Transaction
           (a)........................  Outside Front Cover Page; "INTRODUCTION."
           (b)........................  Outside Front Cover Page; "SUMMARY--Record Date; Shares
                                        Entitled to Vote; Quorum;" "INTRODUCTION--Voting at the
                                        Special Meeting."
           (c)........................  "SUMMARY--Market Information;" "MARKET PRICES AND
                                        DIVIDENDS ON THE SHARES."
           (d)........................  "MARKET PRICES AND DIVIDENDS ON THE SHARES."
           (e)........................  Not applicable.
           (f)........................  "SECURITY OWNERSHIP OF THE COMPANY;" Schedule I to the
                                        Proxy Statement.
       2.  Identity and Background
           (a)-(d)....................  "CERTAIN INFORMATION CONCERNING DAC, DAC SUB AND
                                        AFFILIATES;" "CERTAIN INFORMATION REGARDING THE DIRECTORS
                                        AND EXECUTIVE OFFICERS OF THE COMPANY."
           (e)-(f)....................  None.
           (g)........................  "CERTAIN INFORMATION REGARDING THE DIRECTORS AND EXECUTIVE
                                        OFFICERS OF THE COMPANY."
       3.  Past Contacts, Transactions
           or Negotiations
           (a)(1).....................  "SUMMARY--The Merger;" "SPECIAL FACTORS--Interests of
                                        Certain Persons in the Merger;" "THE MERGER--
                                        Indemnification of Directors and Officers;" "CERTAIN
                                        INFORMATION CONCERNING DAC, DAC SUB AND AFFILIATES."
           (a)(2).....................  "SUMMARY--The Merger;" "--Background of the Merger;
                                        Fairness of the Merger;" "--Interests of Certain Persons
                                        in the Merger;" "--Conditions to Consummation of the
                                        Merger;" "--Expenses;" "--Financing of the Merger;"
                                        "SPECIAL FACTORS--Background of the Merger;" "--Past
                                        Contacts with Wendy's;" "--Fairness of the Merger;
                                        Recommendation of the Board of Directors; Position of
                                        DAC;" "--Purpose of the Merger;" "--Interests of Certain
                                        Persons in the Merger;" "--Certain Effects of the Merger;"
                                        "THE MERGER;" "FINANCING OF THE MERGER."

                                                    ALL REFERENCES ARE TO PORTIONS OF
           SCHEDULE 13E-3 ITEM                        THE PROXY STATEMENT WHICH ARE
           NUMBER AND CAPTION                        INCORPORATED HEREIN BY REFERENCE
           ---------------------------  ----------------------------------------------------------
           (b)........................  "SUMMARY--The Merger;" "--Background of the Merger;
                                        Fairness of the Merger;" "--Interests of Certain Persons
                                        in the Merger;" "--Conditions to Consummation of the
                                        Merger;" "--Expenses;" "--Financing of the Merger;"
                                        "SPECIAL FACTORS--Background of the Merger;" "--Past
                                        Contacts with Wendy's;" "--Fairness of the Merger;
                                        Recommendation of the Board of Directors; Position of
                                        DAC;" "--Purpose of the Merger;" "--Interests of Certain
                                        Persons in the Merger;" "--Certain Effects of the Merger;"
                                        "THE MERGER;" "FINANCING OF THE MERGER."
       4.  Terms of the Transaction
           (a)........................  "SUMMARY;" "INTRODUCTION;" "SPECIAL FACTORS-- Fairness of
                                        the Merger; Recommendation of the Board of Directors;
                                        Position of DAC;" "--Purpose of the Merger;" "--Interests
                                        of Certain Persons in the Merger;" "--Certain Effects of
                                        the Merger;" "--Risk that the Merger Will Not be
                                        Consummated;" "--Certain Risks in the Event of
                                        Bankruptcy;" "THE MERGER;" "FINANCING OF THE MERGER;"
                                        "APPRAISAL RIGHTS."
           (b)........................  "SUMMARY;" "INTRODUCTION;" "SPECIAL FACTORS-- Purpose of
                                        the Merger;" "--Interests of Certain Persons in the
                                        Merger;" "--Certain Effects of the Merger;" "THE MERGER;"
                                        "CERTAIN FEDERAL INCOME TAX CONSEQUENCES."
       5.  Plans or Proposals of the
           Issuer or Affiliate
           (a)-(b)....................  "SPECIAL FACTORS--Background of the Merger;" "--Fairness
                                        of the Merger; Recommendation of the Board of Directors;
                                        Position of DAC;" "--Certain Effects of the Merger;"
                                        "--Plans for the Company After the Merger;" "FINANCING OF
                                        THE MERGER;" "BUSINESS OF THE COMPANY--Recent
                                        Developments."
           (c)........................  "SUMMARY--Interests of Certain Persons in the Merger;"
                                        "SPECIAL FACTORS--Interests of Certain Persons in the
                                        Merger;" "--Certain Effects of the Merger;" "THE MERGER--
                                        Effective Time of the Merger;" "CERTAIN INFORMATION
                                        CONCERNING DAC, DAC SUB AND AFFILIATES;" "CERTAIN
                                        INFORMATION REGARDING THE DIRECTORS AND EXECUTIVE OFFICERS
                                        OF THE COMPANY."

                                                    ALL REFERENCES ARE TO PORTIONS OF
           SCHEDULE 13E-3 ITEM                        THE PROXY STATEMENT WHICH ARE
           NUMBER AND CAPTION                        INCORPORATED HEREIN BY REFERENCE
           ---------------------------  ----------------------------------------------------------
           (d)-(e)....................  "SUMMARY--Interests of Certain Persons in the Merger;"
                                        "--Expenses;" "--Financing of the Merger;" "SPECIAL
                                        FACTORS--Purpose of the Merger;" "--Interests of Certain
                                        Persons in the Merger;" "--Certain Effects of the Merger;"
                                        "--Plan for the Company After the Merger;" "--Certain
                                        Risks in the Event of Bankruptcy;" "THE MERGER;"
                                        "FINANCING OF THE MERGER;" "MARKET PRICES AND DIVIDENDS ON
                                        THE SHARES;" "SECURITY OWNERSHIP OF THE COMPANY."
           (f)-(g)....................  "SPECIAL FACTORS--Certain Effects of the Merger;"
                                        "ADDITIONAL AVAILABLE INFORMATION."
       6.  Source and Amounts of Funds
           or Other Considerations
           (a)........................  "SUMMARY--Financing of the Merger;" "FINANCING OF THE
                                        MERGER."
           (b)........................  "SUMMARY--Expenses;" "THE MERGER--Expenses;" "FINANCING OF
                                        THE MERGER."
           (c)........................  "SUMMARY--Financing of the Merger;" "FINANCING OF THE
                                        MERGER."
           (d)........................  Not applicable.

       7.  Purpose(s), Alternatives,
           Reasons and Effects
           (a)-(c)....................  "SUMMARY;" "SPECIAL FACTORS--Background of the Merger;"
                                        "--Past Contacts with Wendy's;" "--Fairness of the Merger;
                                        Recommendation of the Board of Directors; Position of
                                        DAC;" "--Purpose of the Merger;" "--Interests of Certain
                                        Persons in the Merger;" "--Certain Effects of the Merger;"
                                        "CERTAIN INFORMATION CONCERNING DAC, DAC SUB AND
                                        AFFILIATES."
           (d)........................  "SUMMARY;" "INTRODUCTION--Voting at the Special Meeting;"
                                        "--Proxies;" "SPECIAL FACTORS--Fairness of the Merger;
                                        Recommendation of the Board of Directors; Position of
                                        DAC;" "--Opinion of Financial Advisor;" "--Purpose of the
                                        Merger;" "--Interests of Certain Persons in the Merger;"
                                        "--Certain Effects of the Merger;" "--Plans for the
                                        Company After the Merger;" "--Certain Litigation;" "THE
                                        MERGER;" "FINANCING OF THE MERGER;" "CERTAIN FEDERAL
                                        INCOME TAX CONSEQUENCES;" "APPRAISAL RIGHTS;" "CERTAIN
                                        INFORMATION CONCERNING DAC, DAC SUB AND AFFILIATES."

                                                    ALL REFERENCES ARE TO PORTIONS OF
           SCHEDULE 13E-3 ITEM                        THE PROXY STATEMENT WHICH ARE
           NUMBER AND CAPTION                        INCORPORATED HEREIN BY REFERENCE
           ---------------------------  ----------------------------------------------------------
       8.  Fairness of the Transaction
           (a)-(b)....................  "SUMMARY--Recommendation of the Board of Directors;"
                                        "--Background of the Merger; Fairness of the Merger;"
                                        "--Opinion of Financial Advisor;" "SPECIAL
                                        FACTORS--Background of the Merger;" "--Past Contacts with
                                        Wendy's;" "--Fairness of the Merger; Recommendation of the
                                        Board of Directors; Position of DAC;" "--Opinion of
                                        Financial Advisor;" "--Interests of Certain Persons in the
                                        Merger."
           (c)........................  "SUMMARY--Vote Required to Approve the Merger Agreement;"
                                        "--Background of the Merger; Fairness of the Merger;"
                                        "INTRODUCTION--Voting at the Special Meeting;"
                                        "--Proxies;" "SPECIAL FACTORS--Fairness of the Merger;
                                        Recommendation of the Board of Directors; Position of
                                        DAC;" "THE MERGER--Stockholder Adoption of the Merger
                                        Agreement;" "--Conditions to Consummation of the Merger."
           (d)........................  "SPECIAL FACTORS--Fairness of the Merger; Recommendation
                                        of the Board of Directors; Position of DAC."
           (e)........................  "SUMMARY--Interests of Certain Persons in the Merger;"
                                        "SPECIAL FACTORS--Background of the Merger;" "--Fairness
                                        of the Merger; Recommendation of the Board of Directors;
                                        Position of DAC;" "--Interests of Certain Persons in the
                                        Merger."
           (f)........................  "SUMMARY--Background of the Merger; Fairness of the
                                        Merger;" "SPECIAL FACTORS--Background of the Merger;"
                                        "--Past Contacts with Wendy's;" "--Fairness of the Merger;
                                        Recommendation of the Board of Directors; Position of
                                        DAC."
       9.  Reports, Opinions,
           Appraisals and Certain
           Negotiations
           (a)-(c)....................  "SUMMARY--Background of the Merger; Fairness of the
                                        Merger;" "--Opinion of Financial Advisor;" "SPECIAL
                                        FACTORS--Background of the Merger;" "--Fairness of the
                                        Merger; Recommendation of the Board of Directors; Position
                                        of DAC;" "--Opinion of Financial Advisor;" "ADDITIONAL
                                        AVAILABLE INFORMATION;" "Annex B to the Proxy Statement."
      10.  Interest in Securities of
           the Issuer
           (a)-(b)....................  "SUMMARY--Interests of Certain Persons in the Merger;"
                                        "INTRODUCTION--Voting at the Special Meeting;" "SPECIAL
                                        FACTORS--Purpose of the Merger;" "--Interests of Certain
                                        Persons in the Merger;" "CERTAIN INFORMATION CONCERNING
                                        DAC, DAC SUB AND AFFILIATES;" "CERTAIN TRANSACTIONS IN THE
                                        COMMON STOCK;" "SECURITY OWNERSHIP OF THE COMPANY."

                                                    ALL REFERENCES ARE TO PORTIONS OF
           SCHEDULE 13E-3 ITEM                        THE PROXY STATEMENT WHICH ARE
           NUMBER AND CAPTION                        INCORPORATED HEREIN BY REFERENCE
           ---------------------------  ----------------------------------------------------------
      11.  Contracts, Arrangements or   "SUMMARY;" "SPECIAL FACTORS--Background of the Merger;"
           Understandings with Respect  "--Purpose of the Merger;" "--Interests of Certain Persons
           to the Issuer's              in the Merger;" "--Certain Effects of the Merger;" "THE
           Securities.................  MERGER;" "FINANCING OF THE MERGER;" "CERTAIN INFORMATION
                                        CONCERNING DAC, DAC SUB AND AFFILIATES;" "SECURITY
                                        OWNERSHIP OF THE COMPANY."
      12.  Present Intention and
           Recommendation of Certain
           Persons with Regard to the
           Transaction
           (a)-(b)....................  "INTRODUCTION--Voting at the Special Meeting;"
                                        "--Proxies;" "SPECIAL FACTORS--Fairness of the Merger;
                                        Recommendation of the Board of Directors; Position of
                                        DAC;" "--Purpose of the Merger."
      13.  Other Provisions of the
           Transaction
           (a)........................  "SUMMARY--Appraisal Rights;" "APPRAISAL RIGHTS;" "Annex C
                                        to the Proxy Statement."
           (b)........................  Not applicable.
           (c)........................  Not applicable.

      14.  Financial Information
           (a)-(b)....................  "SELECTED HISTORICAL FINANCIAL DATA OF THE COMPANY;"
                                        "INDEX TO CONSOLIDATED FINANCIAL STATEMENTS."
      15.  Persons and Assets
           Employed, Retained or
           Utilized
           (a)........................  "SUMMARY--Interests of Certain Persons in the Merger;"
                                        "--Expenses;" "--Financing of the Merger;"
                                        "INTRODUCTION--Voting at the Special Meeting;"
                                        "--Proxies;" "SPECIAL FACTORS--Background of the Merger;"
                                        "--Opinion of Financial Advisor;" "--Interests of Certain
                                        Persons in the Merger;" "FINANCING OF THE MERGER;"
                                        "CERTAIN INFORMATION CONCERNING DAC, DAC SUB AND
                                        AFFILIATES."
           (b)........................  "INTRODUCTION--Voting at the Special Meeting;"
                                        "--Proxies."

      16.  Additional Information.....  Proxy Statement.

      17.  Material to be Filed as
           Exhibits
           (a)--(f)...................  Not applicable.

ITEM 1. ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

    (a) The information concerning the Issuer and its principal executive office set forth on the cover page to the Proxy Statement and in the section entitled "INTRODUCTION," is incorporated herein by reference.

    (b) The information concerning the shares of Common Stock, par value $.001 per share, of the Issuer (the "Shares") set forth on the cover page to the Proxy Statement and in the sections entitled "SUMMARY--Record Date; Shares Entitled to Vote; Quorum" and "INTRODUCTION--Voting at the Special Meeting" is incorporated herein by reference.

    (c) The information concerning the principal market in which the Shares are traded set forth in the sections entitled "SUMMARY--Market Information" and "MARKET PRICES AND DIVIDENDS ON THE SHARES" is incorporated herein by reference.

    (d) The information set forth in the section entitled "MARKET PRICES AND DIVIDENDS" is incorporated herein by reference.

    (e) Not applicable.

    (f) The information concerning purchases of Shares by the Company set forth in Schedule I to the Proxy Statement is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

    (a), (b), (e) and (f) The persons filing this Statement are DavCo Restaurants, Inc. (the issuer of the class of equity securities that is the subject of the Rule 13e-3 transaction), DavCo Acquisition Holding Inc., a Delaware corporation ("DAC"), DavCo Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of DAC ("DAC Sub"), Ronald D. Kirstien, Harvey Rothstein and Citicorp Venture Capital, Ltd., a New York corporation ("CVC"). DAC and DAC Sub are newly formed corporations organized by Mr. Kirstien, Mr. Rothstein and CVC for the purpose of effecting the 13E-3 transaction described herein. CVC is an equity investment firm. Each of Mr. Kirstien, Mr. Rothstein, DAC and DAC Sub has an address of 1657 Crofton Boulevard, Crofton, Maryland 21114 and CVC's address is 399 Park Avenue, 14th Floor-- Zone 4, New York, New York 10043. None of the Company, DAC, DAC Sub, Mr. Kirstien, Mr. Rothstein and CVC (i) during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities, subject to, federal or state securities laws or finding any violation of such laws.

    (c), (d) and (g) The information concerning DAC, DAC Sub, Mr. Kirstien and Mr. Rothstein set forth in the sections entitled "CERTAIN INFORMATION CONCERNING DAC, DAC SUB AND AFFILIATES" and "CERTAIN INFORMATION REGARDING THE DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY" is incorporated herein by reference.

ITEM 3. PAST CONTACTS, TRANSACTION OR NEGOTIATIONS.

    (a)(1) The information set forth in the sections entitled "SUMMARY--The Merger," "SPECIAL FACTORS--Interests of Certain Persons in the Merger," "THE MERGER--Indemnification of Directors and Officers" and "CERTAIN INFORMATION CONCERNING DAC, DAC SUB AND AFFILIATES" is incorporated herein by reference.

    (a)(2) The information set forth in the sections entitled "SUMMARY--The Merger," "--Background of the Merger; Fairness of the Merger," "--Interests of Certain Persons in the Merger," "--Conditions to

Consummation of the Merger," "--Expenses," "--Financing of the Merger," "SPECIAL FACTORS-- Background of the Merger," "--Past Contacts with Wendy's," "--Fairness of the Merger; Recommendation of the Board of Directors; Position of DAC," "--Purpose of the Merger," "--Interests of Certain Persons in the Merger," "--Certain Effects of the Merger," "THE MERGER" and "FINANCING OF THE MERGER" is incorporated herein by reference.

    (b) The information set forth in the sections entitled "SUMMARY--The Merger," "--Background of the Merger; Fairness of the Merger," "--Interests of Certain Persons in the Merger," "--Conditions to Consummation of the Merger," "--Expenses," "--Financing of the Merger," "SPECIAL FACTORS-- Background of the Merger," "--Past Contacts with Wendy's," "--Fairness of the Merger; Recommendation of the Board of Directors; Position of DAC," "--Purpose of the Merger," "--Interests of Certain Persons in the Merger," "--Certain Effects of the Merger," "THE MERGER" and "FINANCING OF THE MERGER" is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

    (a) The information set forth in the sections entitled "SUMMARY," "INTRODUCTION," "SPECIAL FACTORS--Fairness of the Merger; Recommendation of the Board of Directors; Position of DAC," "--Purpose of the Merger," "--Interests of Certain Persons in the Merger," "--Certain Effects of the Merger," "--Risk that the Merger will not be Consummated," "--Certain Risks in the Event of Bankruptcy," "THE MERGER," "FINANCING OF THE MERGER" and "APPRAISAL RIGHTS" is incorporated herein by reference.

    (b) The information set forth in the sections entitled "SUMMARY," "INTRODUCTION," "SPECIAL FACTORS Purpose of the Merger," " Interests of Certain Persons in the Merger," "--Certain Effects of the Merger," "THE MERGER" and "CERTAIN FEDERAL INCOME TAX CONSEQUENCES" is incorporated herein by reference.

ITEM 5. PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

    (a)-(b) The information set forth in the sections entitled "SPECIAL FACTORS--Background of the Merger," "--Fairness of the Merger; Recommendation of the Board of Directors; Position of DAC," "-- Certain Effects of the Merger," "--Plans for the Company After the Merger," "FINANCING OF THE MERGER" and "BUSINESS OF THE COMPANY--Recent Developments" is incorporated herein by reference.

    (c) The information set forth in the sections entitled "SUMMARY--Interests of Certain Persons in the Merger," "SPECIAL FACTORS--Interests of Certain Persons in the Merger," "--Certain Effects of the Merger," "THE
MERGER--Effective Time of the Merger," "CERTAIN INFORMATION CONCERNING DAC, DAC SUB AND AFFILIATES" and "CERTAIN INFORMATION REGARDING THE DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY" is incorporated herein by reference.

    (d)-(e) The information set forth in the sections "SUMMARY--Interests of Certain Persons in the Merger," "Expenses," "--Financing of the Merger," "SPECIAL FACTORS--Purpose of the Merger," "--Interests of Certain Persons in the Merger," "--Certain Effects of the Merger," "--Plans for the Company After the Merger," "--Certain Risks in the Event of Bankruptcy," "THE MERGER--General," "FINANCING OF THE MERGER," "MARKET PRICES AND DIVIDENDS ON THE SHARES" and "SECURITY OWNERSHIP OF THE COMPANY" is incorporated herein by reference.

    (f)-(g) The information set forth in the sections "SPECIAL FACTORS--Certain Effects of the Merger" and "ADDITIONAL AVAILABLE INFORMATION" is incorporated herein by reference.

ITEM 6. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a) The information set forth in the sections entitled "SUMMARY--Financing of the Merger" and "FINANCING OF THE MERGER" is incorporated herein by reference.

    (b) The information set forth in the sections entitled "SUMMARY--Expenses," "THE MERGER-- Expenses" and "FINANCING OF THE MERGER" is incorporated herein by reference.

    (c) The information set forth in the sections entitled "SUMMARY--Financing of the Merger" and "FINANCING OF THE MERGER" is incorporated herein by reference.

    (d) Not applicable.

ITEM 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

    (a)-(c) The information set forth in the sections entitled "SUMMARY," "SPECIAL FACTORS-- Background of the Merger," "--Past Contacts with Wendy's," "--Fairness of the Merger; Recommendation of the Board of Directors; Position of DAC," "--Purpose of the Merger," "--Interests of Certain Persons in the Merger," "--Certain Effects of the Merger" and "CERTAIN INFORMATION CONCERNING DAC, DAC SUB AND AFFILIATES" is incorporated herein by reference.

    (d) The information set forth in the sections entitled "SUMMARY," "INTRODUCTION--Voting at the Special Meeting," "--Proxies," "SPECIAL FACTORS--Fairness of the Merger; Recommendation of the Board of Directors; Position of DAC," "--Opinion of Financial Advisor," "--Purpose of the Merger," "--Interests of Certain Persons in the Merger," "--Certain Effects of the Merger," "--Plans for the Company After the Merger," "--Certain Litigation," "THE MERGER," "FINANCING OF THE MERGER," "CERTAIN FEDERAL INCOME TAX CONSEQUENCES," "APPRAISAL RIGHTS" and "CERTAIN INFORMATION CONCERNING DAC, DAC SUB AND AFFILIATES" is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

    (a)-(b) The information set forth in the sections entitled "SUMMARY--Recommendation of the Board of Directors," "--Background of the Merger; Fairness of the Merger," "--Opinion of Financial Advisor," "SPECIAL FACTORS--Background of the Merger," "--Past Contacts with Wendy's," "-- Fairness of the Merger; Recommendation of the Board of Directors; Position of DAC," "--Opinion of Financial Advisor" and "--Interests of Certain Persons in the Merger" is incorporated herein by reference.

    (c) The information set forth in the sections entitled "SUMMARY--Vote Required to Approve Merger Agreement," "--Background of the Merger; Fairness of the Merger," "INTRODUCTION-- Voting at the Special Meeting," "--Proxies," "SPECIAL FACTORS--Fairness of the Merger; Recommendation of the Board of Directors; Position of DAC," "THE MERGER--Stockholder Adoption of the Merger Agreement" and "--Conditions to Consummation of the Merger" is incorporated herein by reference.

    (d) The information set forth in the section entitled "SPECIAL FACTORS--Fairness of the Merger; Recommendation of the Board of Directors; Position of DAC" is incorporated herein by reference.

    (e) The information set forth in the sections entitled "SUMMARY--Interests of Certain Persons in the Merger," "SPECIAL FACTORS--Background of the Merger," "--Fairness of the Merger; Recommendation of the Board of Directors; Position of DAC" and "--Interests of Certain Persons in the Merger" is incorporated herein by reference.

    (f) The information set forth in the sections entitled "SUMMARY--Background of the Merger; Fairness of the Merger," "SPECIAL FACTORS--Background of the Merger," "--Past Contacts with

Wendy's" and "--Fairness of the Merger; Recommendation of the Board of Directors; Position of DAC" is incorporated herein by reference.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

    (a)-(c) The information set forth in the sections entitled "SUMMARY--Background of the Merger; Fairness of the Merger," "--Opinion of Financial Advisor," "SPECIAL FACTORS--Background of the Merger," "--Fairness of the Merger; Recommendation of the Board of Directors; Position of DAC," "-- Opinion of Financial Advisor" and "ADDITIONAL AVAILABLE INFORMATION" and in Annex B to the Proxy Statement is incorporated herein by reference.

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.

    (a)-(b) The information set forth in the sections entitled "SUMMARY--Interests of Certain Persons in the Merger," "INTRODUCTION--Voting at the Special Meeting," "SPECIAL FACTORS--Purpose of the Merger," "--Interests of Certain Persons in the Merger," "CERTAIN INFORMATION CONCERNING DAC, DAC SUB AND AFFILIATES," "CERTAIN TRANSACTIONS IN THE COMMON STOCK" and "SECURITY OWNERSHIP OF THE COMPANY" is incorporated herein by reference.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

    The information set forth in the sections entitled "SUMMARY," "SPECIAL FACTORS--Background of the Merger," "--Purpose of the Merger," "--Interests of Certain Persons in the Merger," "-- Certain Effects of the Merger," "THE MERGER," "FINANCING OF THE MERGER," "CERTAIN INFORMATION CONCERNING DAC, DAC SUB AND AFFILIATES" and "SECURITY OWNERSHIP OF THE COMPANY" is incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

    (a)-(b) The information set forth in the sections entitled
"INTRODUCTION--Voting at the Special Meeting," "--Proxies," "SPECIAL FACTORS--Fairness of the Merger; Recommendation of the Board of Directors; Position of DAC" and "--Purpose of the Merger" is incorporated herein by reference.

ITEM 13. OTHER PROVISIONS OF THE TRANSACTION.

    (a) The information set forth in the sections entitled "SUMMARY--Appraisal Rights" and "APPRAISAL RIGHTS" and Annex C to the Proxy Statement is incorporated herein by reference.

    (b) Not applicable.

    (c) Not applicable.

ITEM 14. FINANCIAL INFORMATION.

    (a)-(b) The information set forth in the section entitled "SELECTED HISTORICAL FINANCIAL DATA OF THE COMPANY" and the Index to Consolidated Financial Statements in the Proxy Statement is incorporated herein by reference.

ITEM 15. PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

    (a) The information set forth in the sections entitled "SUMMARY--Interests of Certain Persons in the Merger," "--Expenses," "--Financing of the Merger," "INTRODUCTION--Voting at the Special

Meeting," "--Proxies," "SPECIAL FACTORS--Background of the Merger," "--Opinion of Financial Advisor," "--Interests of Certain Persons in the Merger," "FINANCING OF THE MERGER" and "CERTAIN INFORMATION CONCERNING DAC, DAC SUB AND AFFILIATES" is incorporated herein by reference.

    (b) The information set forth in the sections entitled "INTRODUCTION--Voting at the Special Meeting" and "--Proxies" is incorporated herein by reference.

ITEM 16. ADDITIONAL INFORMATION.

    Proxy Statement.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.


(a)(1)     Commitment letter dated as of October 17, 1997 from Global Alliance Finance Company,
           L.L.C.

(b)(1)     Opinion of Equitable Securities Corporation dated November 6, 1997.

(b)(2)     Valuation materials prepared for DavCo Restaurants, Inc. by Equitable Securities
           Corporation dated October 1997.

(c)(1)     Amended and Restated Agreement and Plan of Merger dated as of October 21, 1997, among the Issuer, DAC and the DAC Sub.

(d)(1)     Copy of Letter to Stockholders.

(d)(2)     Copy of Notice of Special Meeting of Stockholders.

(d)(3)     Definitive Proxy Statement.

(d)(4)     Form of Proxy.

(d)(5)     Press Release by DavCo Restaurants, Inc., dated as of October 22, 1997.

(d)(6)     Press Release by DavCo Restaurants, Inc., dated as of March 24, 1998.

(d)(7)     Press Release by DavCo Restaurants, Inc. dated as of April 3, 1998.

(e)        Section 262 of the General Corporation Law of the State of Delaware (included as
           Annex C to the definitive Proxy Statement, which was previously filed as Exhibit
           (d)(3)).

(f)        Not applicable.

                                   SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                DAVCO RESTAURANTS, INC.

                                By:            /s/ RONALD D. KIRSTIEN
                                     -----------------------------------------
                                                 Ronald D. Kirstien
                                              CHIEF EXECUTIVE OFFICER
                                             AND CHAIRMAN OF THE BOARD


Dated: April 6 1998


    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                DAVCO ACQUISITION HOLDING, INC.

                                By:             /s/ HARVEY ROTHSTEIN
                                     -----------------------------------------
                                                  Harvey Rothstein
                                                   VICE PRESIDENT


Dated: April 6, 1998


    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                DAVCO MERGER SUB, INC.

                                By:             /s/ HARVEY ROTHSTEIN
                                     -----------------------------------------
                                                  Harvey Rothstein
                                                   VICE PRESIDENT


Dated: April 6, 1998

                                   SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                By:            /s/ RONALD D. KIRSTIEN
                                     -----------------------------------------
                                                 Ronald D. Kirstien


Dated: April 6, 1998


    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                By:             /s/ HARVEY ROTHSTEIN
                                     -----------------------------------------
                                                  Harvey Rothstein


Dated: April 6, 1998


    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                CITICORP VENTURE CAPITAL, LTD.

                                By:              /s/ BYRON L. KNIEF
                                     -----------------------------------------
                                                   Byron L. Knief
                                               SENIOR VICE PRESIDENT


Dated: April 6, 1998

                                 EXHIBIT INDEX


EXHIBIT NO.                                                                           PAGE
-----------                                                     -------------------------------------------------

(a)(1)       --Commitment Letter, dated as of October 17,       *
              1997, from Global Alliance Finance Company,
              L.L.C.

(b)(1)       --Opinion of Equitable Securities Corporation      Included as Annex B to the definitive Proxy
              dated November 6, 1997.                           Statement, which was previously filed as Exhibit
                                                                (d)(3)

(b)(2)       --Valuation materials prepared for DavCo           *
              Restaurants, Inc. by Equitable Securities
              Corporation dated October 1997.

(c)(1)       --Amended and Restated Agreement and Plan of       Included as Annex A to the definitive Proxy
              Merger, dated as October 21, 1997, by and among   Statement, which was previously filed as Exhibit
              DavCo Acquisition Holding Inc., a Delaware        (d)(3)
              corporation ("DAC"), DavCo Merger Sub Inc., a
              Delaware corporation and a wholly-owned
              subsidiary of DAC, and DavCo Restaurants, Inc.

(d)(1)       --Copy of Letter to Stockholders.                  *

(d)(2)       --Copy of Notice of Special Meeting of             *
              Stockholders.

(d)(3)       --Proxy Statement.                                 *

(d)(4)       --Form of Proxy.                                   *

(d)(5)       --Press Release by DavCo Restaurants, Inc., dated  *
              as of October 22, 1997.

(d)(6)       --Press Release by DavCo Restaurants, Inc., dated
              as of March 24, 1998.

(d)(7)       --Press Release by DavCo Restaurants, Inc., dated
              as of April 3, 1998.

(e)          --Section 262 of the Delaware General Corporation  Included as Annex C to the definitive Proxy
              Law, as amended.                                  Statement, which was previously filed as Exhibit
                                                                (d)(3).


------------------------

*  Previously filed.